UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number 001-35866

KNOT Offshore Partners LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

United Kingdom

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes   ☐             No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes   ☐             No    ☒

ITEM 1 — INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 13, 2019, the Partnership convened its 2019 annual meeting of limited partners.  However, due to lack of quorum, the meeting was adjourned until Wednesday, September 25, 2019 at 9:00 A.M. (UK time) at 1 Elmfield Park, Bromley BR1 1LU, United Kingdom.  No changes have been made in the proposal to be voted on by unitholders at the annual meeting. The Partnership’s proxy statement and any other materials filed by the Partnership with the SEC remain unchanged.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: September 13, 2019

	By:	/s/ Gary Chapman
		Name:	Gary Chapman
		Title:	Chief Executive Officer and Chief Financial Officer

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